Exhibit 99.1

Kingsoft Cloud Announces Unaudited Third Quarter 2021 Financial Results

BEIJING, November 24, 2021 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud, commented, “As the largest independent cloud service provider in China, we continue to execute our growth strategies as we strive to ‘become the most trusted cloud partner for our customers, and create the digital future together’. Despite headwinds in the macro environment, we are making great strides in building and strengthening relationships with premium customers. Last quarter we engaged with Meituan as our new customer. We have seen these newly engaged premium customers continue to contribute more to our incremental public cloud revenues. We are proud to announce that Pinduoduo, one of the largest e-commerce platforms in China, became a new customer this quarter. We expect the new customer engagement trend continue to boost our public cloud growth. In addition, we have captured the new opportunities amid the regulation changes and started working with Shouqi, one of the emerging ride-hailing applications to empower them navigating the shifting landscape in China since July this year. Through these cooperation, we made further progress in enriching and diversifying our products and solution offerings in different sectors. And lastly, we are on track of integrating Camelot as a part of our efforts to build out our enterprise cloud services business. They currently serve over 500 premium customers and own multiple fulfillment centers, and we are now working on cross selling our services and enhancing our execution capabilities. We believe we are well positioned for long-term and healthy growth in this new era of digitalization.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud added, “Our total revenues were RMB2,413.8 million, up 40% year-over-year. Revenue from public cloud services was RMB1,686.0 million. For the second time in a row, our public cloud incremental revenues rose over RMB100 million sequentially, and it was the seventh consecutive quarterly revenue increase since our IPO. Revenue from enterprise cloud services was RMB726.9 million, a year-over-year increase of 78%. In October, we held our inaugural Kingsoft Cloud Summit & Investor Day. We would like to express our appreciation for all those who attended and for your continued support.”

Third Quarter 2021 Financial Results

Total Revenues reached RMB2,413.8 million (US$374.61 million), representing an increase of 39.6% from RMB1,728.8 million in the same period of 2020. The increases were due to the growth in both public cloud services and enterprise cloud services for our premium customers.

•

Revenues from public cloud services were RMB1,686.0 million (US$261.7 million), representing an increase of 28.7% from RMB1,309.7 million in the same period of 2020 and a quarter-over-quarter incremental increase of RMB135.2 million. Revenues from public cloud services have been increasing for seven consecutive quarters since our first quarterly results after IPO. The increase was mainly due to our stable relations with top premium customers, engagement with new high-profile customers and cross-selling of our diversified products and solutions.

•

Revenues from enterprise cloud services were RMB726.9 million (US$112.8 million), representing an increase of 77.7% from RMB409.1 million in the same period of 2020. The increase was mainly due to the strong demand in the market and our capabilities to provide industry-specific solutions, partially offset by the power shortage issues which delayed certain delivery process of enterprise cloud projects.

•	Other revenues were RMB0.9 million (US$0.1 million).

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Cost of revenues was RMB2,325.4 million (US$360.9 million), representing an increase of 43.9% from RMB1,615.9 million in the same period of 2020. IDC costs increased by 33.1% to RMB1,410.9 million (US$219.0 million) from RMB1,060.1 million in the same period of 2020, in line with the Company’s expanding business. Depreciation and amortization costs were RMB200.0 million (US$31.0 million), compared with RMB156.5 million in the same period of 2020.

Gross profit decreased by 21.7% to RMB88.4 million (US$13.7 million), from RMB112.9 million in the same period in 2020. Gross margin was 3.7%, compared with 6.5% in the same period in 2020.

Non-GAAP gross profit2 decreased by 19.7% to RMB92.2 million (US$14.3 million), from RMB114.8 million in the same period in 2020. Non-GAAP gross margin was 3.8%, compared with 6.6% in the same period in 2020. The decrease was primarily due to lower than expected utilization of our underlying public cloud infrastructure which was budgeted based on demand forecast as of the beginning of the year, and industry-wide public cloud demand turned out to be lower than expected.

Selling and marketing expenses were RMB132.2 million (US$20.5 million), compared with RMB96.8 million in the same period in 2020.

General and administrative expenses were RMB156.6 million (US$24.3 million), compared with RMB91.3 million in the same period in 2020.

Research and development expenses were RMB268.7 million (US$41.7 million), compared with RMB167.6 million in the same period in 2020.

The increase in expenses was primarily due to the increase in salaries, social insurance fees and share-based compensation expenses.

Operating loss was RMB469.1 million (US$72.8 million), compared with operating loss of RMB242.8 million in the same quarter of 2020.

Net loss was RMB506.7 million (US$78.6 million), compared with net loss of RMB105.3 million in the same quarter of 2020.

Non-GAAP net loss was RMB363.7 million (US$56.4 million), compared with net loss of RMB169.1 million in the same quarter of 2020.

Non-GAAP EBITDA was RMB-140.6 million (US$-21.8 million), compared with RMB-26.3 million in the same quarter of 2020. The decrease of Non-GAAP EBITDA was due to the changes of gross profits, the increase of personnel expenses and one time off Camelot transaction expenses. Non-GAAP EBITDA margin was -5.8%, compared with -1.5% in the same quarter of 2020.

Basic and diluted net loss per share was RMB0.15 (US$0.02), compared with RMB0.03 in the same quarter of 2020.

Cash and cash equivalents and short-term investments were RMB5,994.7 million (US$930.4 million) as of September 30, 2021, compared to RMB5,474.9 million as of June 30, 2021.

Outstanding ordinary shares were 3,625,037,000 as of September 30, 2021, equivalent to about 241,669,133 ADSs.

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Business Outlook

For the fourth quarter of 2021, the Company expects total revenues to be between RMB2.63 billion and RMB2.83 billion, representing a year- over-year growth of 37% to 47%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, November 24, 2021, at 7:00 A.M. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3224539. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, December 2, 2021. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Mainland China Toll Free: 800-870-0206

Hong Kong Toll Free: 800-963-117

Conference ID: 3224539

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, other gain and other (income) expense, net, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-6143004

Email: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,424,674	3,444,174	534,527
Restricted cash	—	150,593	23,372
Accounts receivable, net	2,334,871	4,431,060	687,690
Short-term investments	2,693,019	2,550,488	395,830
Prepayments and other assets	887,086	1,127,668	175,011
Amounts due from related parties	205,068	270,572	41,992

Total current assets	9,544,718	11,974,555	1,858,422

Non-current assets:
Property and equipment, net	1,956,790	2,058,794	319,520
Intangible assets, net	16,573	1,252,198	194,338
Prepayments and other assets	11,824	49,291	7,650
Equity investments	126,583	88,757	13,775
Goodwill	—	4,402,568	683,268
Amounts due from related parties	5,758	5,758	894
Operating lease right-of-use assets	266,968	257,153	39,910
Deferred tax assets	—	16,515	2,563

Total non-current assets	2,384,496	8,131,034	1,261,918

Total assets	11,929,214	20,105,589	3,120,340

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	278,488	901,455	139,904
Accounts payable	2,057,355	3,151,825	489,156
Accrued expenses and other current liabilities	845,374	1,458,523	226,359
Long-term bank loan, current portion	74,351	—	—
Income tax payable	20,564	79,673	12,365
Amounts due to related parties	112,998	263,930	40,961
Current operating lease liabilities	76,469	74,638	11,584

Total current liabilities	3,465,599	5,930,044	920,329

Non-current liabilities:
Deferred tax liabilities	29	251,081	38,967
Amounts due to related parties	—	425,762	66,077
Other liabilities	40,578	1,256,123	194,947
Non-current operating lease liabilities	182,958	181,622	28,187

Total non-current liabilities	223,565	2,114,588	328,178

Total liabilities	3,689,164	8,044,632	1,248,507

Shareholders’ equity:
Ordinary shares	22,801	24,645	3,825
Additional paid-in capital	14,149,984	18,112,182	2,810,968
Accumulated deficit	(5,864,356)	(6,980,829)	(1,083,408)
Accumulated other comprehensive loss	(68,440)	(88,882)	(13,794)

Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,239,989	11,067,116	1,717,591
Noncontrolling interests	61	993,841	154,242

Total equity	8,240,050	12,060,957	1,871,833

Total liabilities and shareholders’ equity	11,929,214	20,105,589	3,120,340

For the business combinations occurred during the period, the Company is in the process of finalizing valuations of the net identifiable assets acquired. As the Company receives additional information during the measurement period, the fair values assigned to the assets and liabilities may be adjusted.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2020	March 31, 2021	Jun 30, 2021	Sep 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,309,693	1,391,833	1,550,777	1,685,999	261,663	3,805,346	4,628,609	718,349
Enterprise cloud services	409,101	420,032	622,145	726,865	112,808	836,769	1,769,042	274,551
Others	10,049	1,667	765	971	151	12,446	3,403	528

Total revenues	1,728,843	1,813,532	2,173,687	2,413,835	374,622	4,654,561	6,401,054	993,428

Cost of revenues	(1,615,945)	(1,697,029)	(2,055,205)	(2,325,423)	(360,900)	(4,390,148)	(6,077,657)	(943,238)

Gross profit	112,898	116,503	118,482	88,412	13,722	264,413	323,397	50,190
Operating expenses:
Selling and marketing expenses	(96,802)	(112,826)	(96,058)	(132,202)	(20,517)	(294,545)	(341,086)	(52,936)
General and administrative expenses	(91,338)	(91,177)	(110,637)	(156,573)	(24,300)	(337,736)	(358,387)	(55,621)
Research and development expenses	(167,590)	(264,636)	(232,252)	(268,721)	(41,705)	(594,068)	(765,609)	(118,821)

Total operating expenses	(355,730)	(468,639)	(438,947)	(557,496)	(86,522)	(1,226,349)	(1,465,082)	(227,378)

Operating loss	(242,832)	(352,136)	(320,465)	(469,084)	(72,800)	(961,936)	(1,141,685)	(177,188)
Interest income	24,414	17,746	18,927	14,668	2,276	55,446	51,341	7,968
Interest expense	(3,940)	(3,866)	(6,689)	(14,277)	(2,216)	(7,615)	(24,832)	(3,854)
Foreign exchange gain (loss)	117,714	(48,375)	71,277	(32,443)	(5,035)	74,687	(9,541)	(1,481)
Other gain	2,825	5,782	15,357	—	—	3,023	21,139	3,281
Other income (expense), net	515	1,926	4,464	(596)	(92)	(9,086)	5,794	899

Loss before income taxes	(101,304)	(378,923)	(217,129)	(501,732)	(77,867)	(845,481)	(1,097,784)	(170,375)
Income tax expense	(4,033)	(3,286)	(3,469)	(5,004)	(777)	(11,559)	(11,759)	(1,825)

Net loss	(105,337)	(382,209)	(220,598)	(506,736)	(78,644)	(857,040)	(1,109,543)	(172,200)
Less: net income (loss) attributable to noncontrolling interests	196	255	(244)	1,232	191	7	1,243	193

Net loss attributable to Kingsoft Cloud Holdings Limited	(105,533)	(382,464)	(220,354)	(507,968)	(78,835)	(857,047)	(1,110,786)	(172,393)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	—	(19,768)	—	—

Net loss attributable to ordinary shareholders	(105,533)	(382,464)	(220,354)	(507,968)	(78,835)	(876,815)	(1,110,786)	(172,393)

Net loss per share:
Basic and diluted	(0.03)	(0.11)	(0.07)	(0.15)	(0.02)	(0.42)	(0.33)	(0.05)
Shares used in the net loss per share computation:
Basic and diluted	3,153,524,558	3,343,336,997	3,351,178,745	3,437,397,527	3,437,397,527	2,098,997,211	3,377,952,450	3,377,952,450
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(277,166)	70,773	(132,888)	41,673	6,468	(225,134)	(20,442)	(3,173)

Comprehensive loss	(382,503)	(311,436)	(353,486)	(465,063)	(72,176)	(1,082,174)	(1,129,985)	(175,373)
Less: Comprehensive income (loss) attributable to noncontrolling interests	196	255	(244)	1,232	191	7	1,243	193

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(382,699)	(311,691)	(353,242)	(466,295)	(72,367)	(1,082,181)	(1,131,228)	(175,566)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	—	(19,768)	—	—

Comprehensive loss attributable to ordinary shareholders	(382,699)	(311,691)	(353,242)	(466,295)	(72,367)	(1,101,949)	(1,131,228)	(175,566)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2020	March 31, 2021	Jun 30, 2021	Sep 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	112,898	116,503	118,482	88,412	13,722	264,413	323,397	50,190
Adjustments:
– Share-based compensation expenses	1,858	5,499	2,961	3,741	581	8,293	12,201	1,894
Adjusted gross profit	114,756	122,002	121,443	92,153	14,303	272,706	335,598	52,084

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2020	March 31, 2021	Jun 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021
Gross margin	6.5%	6.4%	5.5%	3.7%	5.7%	5.1%
Adjusted gross margin	6.6%	6.7%	5.6%	3.8%	5.9%	5.2%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2020	March 31, 2021	Jun 30, 2021	Sep 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(105,337)	(382,209)	(220,598)	(506,736)	(78,644)	(857,040)	(1,109,543)	(172,200)
Adjustments:
– Share-based compensation expenses	57,339	123,113	76,092	110,006	17,073	275,571	309,211	47,989
– Foreign exchange (gain) loss	(117,714)	48,375	(71,277)	32,443	5,035	(74,687)	9,541	1,481
– Other gain	(2,825)	(5,782)	(15,357)	—	—	(3,023)	(21,139)	(3,281)
– Other (income) expense, net	(515)	(1,926)	(4,464)	596	92	9,086	(5,794)	(899)
Adjusted net loss	(169,052)	(218,429)	(235,604)	(363,691)	(56,444)	(650,093)	(817,724)	(126,910)
Adjustments:
– Interest income	(24,414)	(17,746)	(18,927)	(14,668)	(2,276)	(55,446)	(51,341)	(7,968)
– Interest expense	3,940	3,866	6,689	14,277	2,216	7,615	24,832	3,854
– Income tax expense	4,033	3,286	3,469	5,004	777	11,559	11,759	1,825
– Depreciation and amortization	159,199	180,466	189,123	218,450	33,903	584,788	588,039	91,262
Adjusted EBITDA	(26,294)	(48,557)	(55,250)	(140,628)	(21,824)	(101,577)	(244,435)	(37,937)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2020	March 31, 2021	Jun 30, 2021	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021
Net loss margin	-6.1%	-21.1%	-10.1%	-21.0%	-18.4%	-17.3%
Adjusted net loss margin	-9.8%	-12.0%	-10.8%	-15.1%	-14.0%	-12.8%
Adjusted EBITDA margin	-1.5%	-2.7%	-2.5%	-5.8%	-2.2%	-3.8%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Sep 30, 2020	Sep 30, 2021	Sep 30, 2021
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(103,510)	13,926	2,161
Net cash (used in) generated from investing activities	(1,037,103)	99,442	15,433
Net cash generated from financing activities	1,770,098	526,164	81,659
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(73,469)	616	96
Net increase in cash, cash equivalents and restricted cash	629,485	639,532	99,253
Cash, cash equivalents and restricted cash at beginning of period	3,310,487	2,954,619	458,550
Cash, cash equivalents and restricted cash at end of period	3,866,503	3,594,767	557,899